Exhibit 99.1

Media Release

Planegg/Munich, Germany, March 15, 2021

MorphoSys AG Presents Results for Full Year 2020

Conference call and webcast (in English) tomorrow, March 16, 2021 at 2:00pm CET

(1:00pm GMT/9:00am EDT)

MorphoSys AG (FSE: MOR; Prime Standard Segment; MDAX & TecDAX; NASDAQ: MOR) reports results for the year ended December 31, 2020 and provides a financial and operational outlook for 2021.

Financial Highlights for Full Year 2020

•	The Company achieved revenues of € 327.7 million (2019: € 71.8 million) and EBIT of € 27.4 million (2019: € -107.9 million).

•	Monjuvi® (tafasitamab-cxix) product sales totaling € 18.5 million (US$ 22 million) since launch in the U.S. in August 2020.

•	Royalties on net sales of Tremfya amounted to € 42.5 million (2019: € 31.8 million).

•	Liquidity position of € 1,244.0 million[1] at year-end 2020 (2019: € 357.4 million).

Corporate and Program Updates

Monjuvi (tafasitamab-cxix):

•	Revenues from Monjuvi product sales of € 14.1 million (US$ 17 million) for Q4.

•	>400 accounts have ordered Monjuvi by end of 2020.

•	Share of Voice consistently reaching approximately 50%.

Tafasitamab:

•

Preliminary data from the firstMIND study in previously untreated DLBCL patients were presented at the 62nd American Society of Hematology Annual Meeting (ASH) in December 2020; data support the start of the pivotal study in the first half of 2021.

•

Long-term data of the L-MIND study in patients with relapsed or refractory DLBCL, who are not eligible for autologous stem cell transplantation, after a follow-up of two years confirming previously reported results. Tafasitamab in combination with lenalidomide resulted in long-lasting remissions. At the time of analysis, patients continued to experience long median duration of response (mDoR) of 34.6 months and median overall survival (mOS) of 31.6 months.

•

Clinical collaboration between MorphoSys, Incyte and Xencor to investigate the combination of tafasitamab, lenalidomide and plamotamab in patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), first-line DLBCL, and relapsed or refractory follicular lymphoma (FL) in November 2020.

[1]

Liquidity is reported on the balance sheet under the line items “cash and cash equivalents”; “financial assets at fair value through profit or loss”; and current and non-current “other financial assets at amortized cost”.

•

The European Marketing Authorization Application (MAA), seeking approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with r/r DLBCL was validated in May 2020 and is currently under review.

Felzartamab (MOR202):

•	M-PLACE study in autoimmune membranous nephropathy ongoing: safety run-in phase completed and the full enrollment phase opened.

Tremfya® (guselkumab):

•

The European Commission approved in December 2020 the use of Tremfya in the treatment of adult patients with active psoriatic arthritis (PsA) who have had an inadequate response or who have been intolerant to a prior disease-modifying antirheumatic drug (DMARD) therapy.

Corporate Developments:

•

MorphoSys successfully placed unsubordinated, unsecured convertible bonds due 2025 in an aggregate principal amount of € 325 million in October 2020. The bonds will be convertible into new and/or existing no-par value ordinary bearer shares of MorphoSys.

•

MorphoSys and Cherry Biolabs entered into a licensing agreement in November 2020 granting MorphoSys the rights to apply Cherry Biolabs’ innovative, multispecific Hemibody technology to six exclusive targets.

Signifcant Events After The Reporting Year:

•

On January 5, 2021, MorphoSys and Incyte announced that the Swiss Agency for Therapeutic Products (Swissmedic) had accepted the marketing authorization application (MAA) for tafasitamab. The MAA seeks approval for tafasitamab, in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL), including DLBCL arising from low grade lymphoma, who are not candidates for autologous stem cell transplantation (ASCT). The MAA will now enter the formal review process by Swissmedic.

•

On January 6, 2021, MorphoSys announced the appointment of Sung Lee as Chief Financial Officer, effective February 2, 2021. Mr. Lee succeeds Jens Holstein, who stepped down in December 2020, and will lead all corporate finance functions as a member of the Management Board of MorphoSys AG. He will be based in Planegg, Germany.

•

On January 12, 2021, MorphoSys and Incyte announced that the Health Canada had accepted the New Drug Submission (NDS) for tafasitamab. The application seeks approval of tafasitamab in combination with lenalidomide, followed by tafasitamab monotherapy, for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not eligible for, or refuse, ASCT.

•

On January 25, 2021, MorphoSys and I-Mab announced that the first patient had been dosed in a phase 1 dose escalation study to evaluate the safety, tolerability, pharmacokinetics (PK) and pharmacodynamics (PD) of MOR210/TJ210 monotherapy in patients with relapsed or refractory advanced solid tumors in the United States.

•

In February 2021, the first patient with autoimmune membranous nephropathy was dosed with felzartamab in the New-PLACE study, a phase 2 study evaluating different treatment schedules to identify the regimen for the pivotal study.

•

On March 2, 2021, we announced that our partner GSK reported preliminary results of the OSCAR study using otilimab for the treatment of severe pulmonary COVID-19 related disease. Given these data suggest an important clinical benefit in a pre-defined sub-group of high-risk patients and the urgent public health need, GSK has amended the OSCAR study to expand this cohort to confirm these potentially significant findings. The dosing of the first patient in the expanded study triggered milestone payments of € 16 million to MorphoSys.

“2020 was a transformational year for MorphoSys. Despite the challenges brought on by the global pandemic, we delivered one of the most successful years as a company. The accelerated FDA approval of Monjuvi was an important milestone in our transformation into an integrated commercial-stage biopharma company,” said Jean-Paul Kress, M.D., Chief Executive Officer of MorphoSys. “We believe tafasitamab has the potential to transform the standard of care and could be a potential backbone in DLBCL, along with being a combination partner of choice in other hematological malignancies. Beyond tafasitamab, we were also able to progress felzartamab, which is being developed in autoimmune membranous nephropathy, an autoimmune disease affecting the kidney. In 2021, the focus will be on executing on our ambitious goals: continuing to drive the launch of Monjuvi and provide access to patients with DLBCL, advance tafasitamab in potential first line setting and other non-Hodgkin’s lymphoma indications, further develop felzartamab, and expand our pipeline. With our strong balance sheet and a liquidity position of more than € 1.2 billion, we are well positioned to execute on our growth strategy.”

Financial Review for the Full Year 2020 (IFRS)

In 2020, MorphoSys continued to focus on applying its proprietary technology and expertise to the research and development of innovative drug candidates. Group revenues for 2020 increased to € 327.7 million (2019: € 71.8 million).

Revenues for 2020 include € 255.8 million stemming from the collaboration and license agreement with Incyte, royalties of € 42.5 million (2019: € 31.8 million) on net sales of Tremfya as well as revenues from Monjuvi product sales totaling € 18.5 million (US$ 22 million) since launch in August 2020.

In the Proprietary Development segment, MorphoSys focuses on research and clinical development of its own drug candidates in the fields of cancer and inflammation. In 2020, this segment recorded revenues of € 278.6 million (2019: € 34.3 million). This increase was mainly due to revenues in the amount of € 255.8 million from the collaboration and license agreement with Incyte as well as revenues from Monjuvi product sales of € 18.5 million (US$ 22 million).

In the Partnered Discovery segment, MorphoSys applies its proprietary technology to discover new drug candidates for pharmaceutical companies, benefiting from its partners’ development advancements through R&D funding, licensing fees, success-based milestone payments and royalties. Revenues in the Partnered Discovery segment increased from € 37.5 million in 2019 to € 49.1 million in 2020. This increase included primarily performance-based payments of € 46.4 million in 2020 and € 33.2 million in the previous year. The performance-based payments were mainly related to royalties from Janssen for net sales with Tremfya of € 42.5 million in 2020 and of € 31.8 million in 2019.

In 2020, cost of sales decreased to € 9.2 million (2019: € 12.1 million).

Total operating expenses in 2020 increased to € 309.7 million from € 179.9 million in 2019, driven by an increase of research and development expenses, selling expenses and general and administrative expenses.

In 2020, research and development expenses amounted to € 141.4 million, as compared to € 108.4 million in 2019. Growth over 2019 reflects primarily the increased investment to support the advancement of proprietary programs and impairment charges taken against legacy deals.

Selling expenses increased to € 107.7 million (2019: € 22.7 million) and general and administrative expenses increased from € 36.7 million in 2019 to € 51.4 million in 2020. Increases for both categories reflect higher expenses for personnel and external services.

Earnings before interest and taxes (EBIT) amounted to € 27.4 million (2019: € -107.9 million). The Proprietary Development segment reported an EBIT of € 22.9 million (2019: € -109.1 million). EBIT in the Partnered Discovery segment was € 37.4 million (2019: € 26.8 million). In 2020, a consolidated net profit was generated of € 97.9 million (2019: € -103.0 million). In 2020 the earnings per share basic was € 3.01 and the earnings per share diluted was € 2.97. In 2019 the earnings per share, basic and diluted was € -3.26.

At year-end 2020, the Company had a liquidity1 position of € 1,244.0 million compared to € 357.4 million at the end of 2019.

The number of shares issued totaled 32,890,046 at year-end 2020 (year-end 2019: 31,957,958).

Financial Guidance and Operational Outlook for 2021

For 2021, MorphoSys expects to generate Group revenues in the range of € 150 to € 200 million. This forecast includes the recently announced € 16 million milestone payments from GSK, but excludes other potential significant milestones from development partners and/or licensing partnerships. The range also captures the potential for variability from the first full year of the Monjuvi product launch and the impact from the COVID-19 pandemic which is anticipated to be greater in the first half 2021.

Operating expenses, inclusive of Incyte’s share of Monjuvi selling expenses, are anticipated to be in the range of € 355 to € 385 million with R&D expenses expected to represent 45-50% of this amount. The R&D expenses represent our continuing investment in the development of tafasitamab, felzartamab, early-stage development programs, and further development of our technologies.

For its proprietary projects, MorphoSys expects the following events and activities in 2021:

Tafasitamab

•	Continue the phase 1b trial of tafasitamab in previously untreated DLBCL (firstMIND);

•	Initiate a pivotal phase 3 trial of tafasitamab in previously untreated DLBCL (frontMIND);

•	Initiate a pivotal phase 3 trial (inMIND) of tafasitamab in patients with indolent lymphoma (r/r FL/MZL);

•

Investigate tafasitamab, plamotamab and lenalidomide in patients with relapsed or refractory DLBCL, first-line DLBCL and relapsed or refractory follicular lymphoma (r/r FL) jointly with Incyte and Xencor;

•	Continue the L-MIND study of tafasitamab and evaluate the long-term efficacy and safety data;

•	Continue the phase 3 trial (B-MIND) of tafasitamab in combination with bendamustine for r/r DLBCL;

•	Continue the phase 2 COSMOS study with tafasitamab in CLL/SLL in combination with idelalisib and venetoclax;

•

Collaborate with Incyte for the initiated regulatory submissions to the EMA, support Incyte for regulatory submissions to Swissmedic and Health Canada for tafasitamab in combination with lenalidomide for r/r DLBCL; and

•	Support Incyte in submitting marketing authorization applications in other markets.

Felzartamab (MOR202)

•	Continue the clinical development of felzartamab (MOR202) in autoimmune membranous nephropathy and generate data from the phase 1/2 trial M-PLACE (proof-of-concept);

•	Continue treatment schedule finding study (New-PLACE) in autoimmune membranous nephropathy; and

•	Support partner I-Mab in its regulatory filing (BLA) for felzartamab (MOR202/TJ202) for multiple myeloma in China.

For projects that are developed by partners, MorphoSys expects the following events in 2021:

•	Otilimab: Publication of results of the OSCAR study using otilimab for the treatment of severe pulmonary COVID-19 related disease by partner GSK (preliminary results published in February 2021).

MorphoSys Group Key Figures (IFRS, end of financial year: December 31, 2020)

in € million	2020	2019	Change	Q4 2020	Q4 2019	Change
Revenues	327.7	71.8	>100%	36.0	11.1	>100%

Total operating expenses	(309.7)	(179.9)	(72%)	(111.2)	(62.0)	(79)%

Cost of sales	(9.2)	(12.1)	24%	(9.4)	(1.2)	>(100)%

R&D expenses	(141.4)	(108.4)	(30%)	(54.8)	(33.2)	(65%)

Selling expenses	(107.7)	(22.7)	>(100%)	(32.8)	(13.3)	>(100%)

G&A expenses	(51.4)	(36.7)	(40%)	(14.2)	(14.3)	1%

Other income/expense	9.4	0.2	>100%	0.7	(0.6)	>100%

EBIT	27.4	(107.9)	>100%	(74.5)	(51.6)	(44%)

Consolidated net (loss) / profit	97.9	(103.0)	>100%	(16.5)	(50.3)	67%

Earnings per Share, basic and diluted (in €)	—	(3.26)	—	(0.5)	(1.59)	>100%

Earnings per Share, basic (in €)	3.01	—	—	—	—	—

Earnings per Share, diluted (in €)	2.97	—	—	—	—	—

Liquidity position (end of period)	1,244.0	357.4	>100%	1,244.0	357.4	>100%

Equity ratio (end of period) (in %)	37	80	(42PP *)	37	80	(42PP *)

No. of R&D programs (end of period)	116	117	(1%)	116	117	(1%)

No. of clinical programs (end of period)**	28	29	(3%)	28	29	(3%)

No. of proprietary clinical programs (end of period)***	3	5	(40%)	3	5	(40%)

No. of products on the market (end of period)**	2	1	100%	2	1	100%

*	Percentage point
**	Tremfya and Monjuvi are still considered as clinical programs due to ongoing studies in various indications and/or treatment lines
***	Including otilimab (MOR103/GSK3196165), which is fully out-licensed to GSK

MorphoSys will hold its conference call and webcast tomorrow, March 16, 2021, to present the full year 2020 results and the outlook for 2021.

Dial-in number for the conference call (in English) at 2:00pm CET; 1:00pm GMT; 9:00am EDT:

Germany:                                                          +49 69 201 744 220

For UK residents:                                              +44 203 009 2470

For US residents:                                              +1 877 423 0830

(all numbers reachable from any geography)

Participant PIN:                                                  38386816#

Please dial in 10 minutes before the beginning of the conference.

A live webcast and slides will be made available at http://www.morphosys.com.

Approximately two hours after the call, a slide-synchronized audio replay of the conference and a transcript will be available at http://www.morphosys.com.

Consolidated Financial Statements 2020 (IFRS) are available for download at: http://www.morphosys.com/FinancialReports

About Monjuvi® (tafasitamab-cxix)

Monjuvi is a humanized Fc-modified cytolytic CD19 targeting monoclonal antibody. In 2010, MorphoSys licensed exclusive worldwide rights to develop and commercialize tafasitamab from Xencor, Inc. Tafasitamab incorporates an XmAb® engineered Fc domain, which mediates B-cell lysis through apoptosis and immune effector mechanism including antibody-dependent cell-mediated cytotoxicity (ADCC) and antibody-dependent cellular phagocytosis (ADCP).

Monjuvi is approved by the U.S. Food and Drug Administration in combination with lenalidomide for the treatment of adult patients with relapsed or refractory diffuse large B-cell lymphoma (DLBCL) not otherwise specified, including DLBCL arising from low grade lymphoma, and who are not eligible for autologous stem cell transplant (ASCT).

In January 2020, MorphoSys and Incyte entered into a collaboration and licensing agreement to further develop and commercialize Monjuvi globally. Monjuvi will be co-commercialized by Incyte and MorphoSys in the United States. Incyte has exclusive commercialization rights outside the United States.

A marketing authorization application (MAA) seeking the approval of tafasitamab in combination with lenalidomide in the EU has been validated by the European Medicines Agency (EMA) and is currently under review for the treatment of adult patients with relapsed or refractory DLBCL, including DLBCL arising from low grade lymphoma, who are not candidates for ASCT.

Monjuvi® is a registered trademark of MorphoSys AG.

XmAb® is a registered trademark of Xencor, Inc.

Tremfya® is a registered trademark of Janssen Biotech, Inc.

About MorphoSys

MorphoSys is a commercial-stage biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies for patients suffering from cancer and autoimmune diseases. Based on its leading expertise in antibody, protein and peptide technologies, MorphoSys, together with its partners, has developed and contributed to the development of more than 100 product candidates, of which more than 25 are currently in clinical development. In 2017, Tremfya®, developed by Janssen Research & Development, LLC and marketed by Janssen Biotech, Inc., for the treatment of plaque psoriasis, became the first drug based on MorphoSys’ antibody technology to receive regulatory approval. In July 2020, the U.S. Food and Drug Administration (FDA) granted accelerated approval of the company’s proprietary product Monjuvi® (tafasitamab-cxix) in combination with lenalidomide in patients with a certain type of lymphoma.

Headquartered near Munich, Germany, the MorphoSys group, including the fully owned U.S. subsidiary MorphoSys US Inc., has more than 600 employees. More information at www.morphosys.com or www.morphosys-us.com.

MorphoSys Forward-Looking Statements

This communication contains certain forward-looking statements concerning the MorphoSys group of companies, including the expectations regarding Monjuvi’s ability to treat patients with relapsed or refractory diffuse large B-cell lymphoma, the further clinical development of tafasitamab, including ongoing confirmatory trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “would,” “could,” “potential,” “possible,” “hope” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The forward-looking statements contained herein represent the judgment of MorphoSys as of the date of this release and involve known and unknown risks and uncertainties, which might cause the actual results, financial condition and liquidity, performance or achievements of MorphoSys, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements. In addition, even if MorphoSys’ results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Among the factors that may result in differences are MorphoSys’ expectations regarding risks and uncertainties related to the impact of the COVID-19 pandemic to MorphoSys’ business, operations, strategy, goals and anticipated milestones, including its ongoing and planned research activities, ability to conduct ongoing and planned clinical trials, clinical supply of current or future drug candidates, commercial supply of current or future approved products, and launching, marketing and selling current or future approved products, the global collaboration and license agreement for tafasitamab, the further clinical development of tafasitamab, including ongoing confirmatory trials, and MorphoSys’ ability to obtain and maintain requisite regulatory approvals and to enroll patients in its planned clinical trials, additional interactions with regulatory authorities and expectations regarding future regulatory filings and possible additional approvals for tafasitamab as well as the commercial performance of Monjuvi, MorphoSys’ reliance on collaborations with third parties, estimating the commercial potential of its development programs and other risks indicated in the risk factors included in MorphoSys’ Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. MorphoSys expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.

For more information, please contact:

MorphoSys

Media Contacts: Thomas Biegi Vice President Tel.: +49 (0)89 / 89927 26079 thomas.biegi@morphosys.com	Investor Contacts: Dr. Julia Neugebauer Senior Director Tel: +49 (0)89 / 899 27 179 julia.neugebauer@morphosys.com

Jeanette Bressi Director, US Communications Tel: +1 617-404-7816 jeanette.bressi@morphosys.com	Myles Clouston Senior Director Tel: +1 857-772-0240 myles.clouston@morphosys.com